UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37551

PACE HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

301 Commerce Street

Fort Worth, TX 76102

(212) 405-8458

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value $0.0001 per share

Warrants, each exercisable for one-third of one Class A Ordinary Share at an exercise price of one third of $11.50 per one-third share

Units, each consisting of one Class A Ordinary Share and one Warrant

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

•	Approximate number of holders of record as of the certification or notice date: 0*

*	Pace Holdings Corp. merged with and into New PACE Holdings Corp. (“New Pace”) with New Pace surviving the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pace Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2017	Pace Holdings Corp.

	By:	/s/ Karl Peterson
	Name:	Karl Peterson
	Title:	President and Chief Executive Officer